Exhibit 99.1

Press Release 9 May 2019 7:00 am CEST Regulated Information

Celyad Announces First Quarter 2019 and Recent Business Highlights

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a clinical-stage biopharmaceutical company focused on the development of CAR-T cell therapies, today announced an update on operational developments for the first quarter ended March 31, 2019.

“We began the year with the announcement that treatment with CYAD-01 demonstrated a 40% complete response rate in patients with relapsed/refractory acute myeloid leukemia. As we continue to advance the development of our pipeline of CAR-T cells therapies, we are scheduled to provide an update on our allogeneic and autologous NKG2D-based CAR-T candidates for the treatment of refractory metastatic colorectal cancer at the ESMO 21st World Congress on Gastrointestinal Cancer in July”, stated Filippo Petti, CEO of Celyad.

“As I stepped into the CEO role at the beginning of the second quarter of 2019, my strategy for Celyad is to keep our focus on the optimization of our NKG2D-based programs while leveraging our shRNA platform to develop a deep pipeline of next-generation NKG2D-based and off-the-shelf non-gene edited CAR-T candidates. We anticipate that the shRNA platform will enable Celyad to continue to deliver innovative CAR-T therapeutics and potentially surpass the competition in the allogeneic CAR-T landscape.”

First Quarter 2019 and Recent Business Highlights

•	Appointment of Filippo Petti as Chief Executive Officer and Anne Moore, PhD as Vice President Corporate Strategy as part of a strategic evolution of the management team;

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Research & Development Day in NYC showcased the Company’s preclinical candidates based on its shRNA platform including next-generation NKG2D-based CAR-T candidates and the novel, non-gene edited allogeneic CYAD-200 series;

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Scheduled to present an update on autologous and allogeneic NKG2D-based CAR-T candidates, CYAD-01 and CYAD-101, for the treatment of refractory metastatic colorectal cancer (mCRC) at European Society for Medical Oncology (ESMO) 21st World Congress on Gastrointestinal Cancer (WCGIC) on July 3-6, 2019 in Barcelona, Spain.

First Quarter 2019 Financial Review

The Company ended the quarter with €40.5 million ($45.4 million) in cash, cash equivalents and short-term bank deposits. Net cash burn over the first quarter of 2019 amounted to €8.6 million, in line with expectations. The Company confirms its previous guidance that its treasury position should be sufficient to fund operating expenses and capital expenditure requirements, based on the current scope of activities, until mid-2020.

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Press Release 9 May 2019 7:00 am CEST Regulated Information

Update on Clinical Programs

•	CYAD-01 - Autologous NKG2D-based CAR-T

The Company’s lead asset CYAD-01 continues to advance in clinical trials for the treatment of patients with relapsed/refractory (r/r) acute myeloid leukemia (AML) or myelodysplastic syndrome (MDS). Additional dosing and schedule optimization are under evaluation in the THINK Phase 1 trial. Interim data from the DEPLETHINK Phase 1 trial evaluating CYAD-01 following preconditioning chemotherapy showed the CAR-T cell therapy is well-tolerated at the initial dose levels following preconditioning chemotherapy.

•	CYAD-101 - Allogeneic NKG2D-based CAR-T

Celyad’s non-gene edited clincial candidate CYAD-101 continues to advance in the alloSHRINK Phase 1 trial assessing the ‘off-the-shelf’ NKG2D-based therapy administered concurrently with FOLFOX chemotherapy in patients with refractory metastatic colorectal cancer.

Update on Preclinical Programs

In March, the Company announced that utilization of the shRNA platform allowed the Company to develop the next generation of autologous, NKG2D-based CAR-T candidate, CYAD-02, and the novel, non-gene edited allogeneic CYAD-200 series of CAR-T candidates.

CYAD-02 incorporates shRNA technology to target NKG2D ligands MICA/MICB. In preclinical AML models, CYAD-02 shows an encouraging increase in in vitro proliferation and in vivo persistence and anti-tumor activity.

In the CYAD-200 series, shRNA technology is used to target the CD3 component of the T-cell receptor (TCR) to knockdown the expression of the TCR/CD3 complex on the surface of the T-cell. In vivo data demonstrate that shRNA targeting of CD3 effectively protects against Graft-versus-Host Disease (GvHD) to a level equivalent to CRISPR-Cas9 based knock-out. Furthermore, results from preclinical tests show significant increase in persistence of allogeneic T-cells using shRNA targeting when compared to gene editing technologies, such as CRISPR-Cas9.

Expected milestones for 2019

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Clinical data from the SHRINK and alloSHRINK Phase 1 trials, evaluating the safety of NKG2D-based autologous and allogeneic CAR-T candidates, CYAD-01 and CYAD-101, respectively, will be presented at the upcoming European Society for Medical Oncology 21st World Congress on Gastrointestinal Cancer to be held on July 3-6, 2019, in Barcelona, Spain;

•	Clinical updates from the Phase 1 THINK and DEPLETHINK trials are anticipated by mid-2019;

•	Advancement towards an IND application with the preclinical development of next-generation NKG2D-based CAR-T, CYAD-02 ; and

•	Further pursue the development of the proprietary non-gene edited allogeneic shRNA platform and progress towards IND applications for the CYAD-200 series of shRNA-based CAR-T candidates.

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Press Release 9 May 2019 7:00 am CEST Regulated Information

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About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell-based product candidates and utilizes its expertise in cell engineering to target cancer. Celyad’s CAR-T cell platform has the potential to treat a broad range of solid and hematologic tumors. The company’s lead clinical candidate, CYAD-01, an autologous NKG2D-based CAR-T therapy, is currently being evaluated in several Phase 1 clinical trials to assess safety and clinical activity forthe treatment of hematological malignancies, such as acute myeloid leukemia, and solid cancers, such as metastatic colorectal cancer. Celyad is also developing CYAD-101, an investigational, non-gene edited, allogeneic (donor derived) NKG2D-based CAR-T therapy, which is currently being evaluated in a Phase 1 trial for the treatment of patients with metastatic colorectal cancer. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and New York, NY. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on the Nasdaq Global Market, all under the ticker symbol CYAD.

For more information, please contact:

Celyad

Filippo Petti, Chief Executive Officer - investors@celyad.com

Anne Moore, Vice President Corporate Strategy - T: +32(0) 10 39 41 87 - communications@celyad.com

Belgique : Comfi

Laure-Eve Monfort - T.: +32 (0)2 290 90 93 - celyad@comfi.be

For France: Ulysse Communication

Bruno Arabian - T.: +33 (0)6 87 88 47 26 - barabian@ulysse-communication.com

U.S.: LifeSci Advisors

Relations Investisseurs : Daniel Ferry - T.: +1 (617) 535 7746 - daniel@lifesciadvisors.com

Relations Publiques : Sara Zelkovic - T:+1 (646) 876 4933 - sara@lifescipublicrelations.com

Forward-looking statements

This release may contain forward-looking statements, including statements regarding the safety and efficacy of CYAD-01 and CYAD-101; the ongoing and planned clinical development of CYAD-01 and CYAD-101, including the timing of trials, enrollment, data readouts and presentations; the clinical and commercial potential of CYAD-01 and CYAD-101 and the adequacy of Celyad’s financial resources; Celyad’s worldwide development and commercialization rights to CYAD-101; the ongoing and planned clinical and commercial potential and development of its shRNA technology; Celyad’s financial condition, results of operation and business outlook; and the planned presentation of clinical data at the European Society for Medical Oncology (ESMO) 21st World Congress on Gastrointestinal Cancer. Forward-

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Press Release 9 May 2019 7:00 am CEST Regulated Information

looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual results, financial condition and liquidity, performance or achievements of Celyad, or industry results, to differ materially from those expressed or implied by such forward-looking statements. In particular it should be noted that the data summarized above are preliminary in nature. There is limited data concerning safety and clinical activity following treatment with the CYAD-01 and CYAD-101 drug product candidates. These results may not be repeated or observed in ongoing or future studies involving the CYAD-01 and CYAD-101 drug product candidates. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including statements about: the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs; our ability to advance drug product candidates into, and successfully complete, clinical trials; our ability to successfully manufacture drug product for our clinical trials, including with our mAb manufacturing process and with respect to manufacturing drug product with the desired number of T cells under our clinical trial protocols; our reliance on the success of our drug product candidates, including our dependence on the regulatory approval of CYAD-01 and CYAD-101 in the United States and Europe and subsequent commercial success of CYAD-01 and CYAD-101, both of which may never occur; the timing or likelihood of regulatory filings and approvals; our ability to develop sales and marketing capabilities; the commercialization of our drug product candidates, if approved; the pricing and reimbursement of our drug product candidates, if approved; the implementation of our business model, strategic plans for our business, drug product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims; regulatory development in the United States, the European Union, and other jurisdictions; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; the potential benefits of strategic collaboration agreements and our ability to maintain and enter into strategic arrangements; our ability to maintain and establish collaborations or obtain additional grant funding; the rate and degree of market acceptance of our drug product candidates, if approved; our financial performance; developments relating to our competitors and our industry, including competing therapies and statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on April 5, 2019 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document and Celyad’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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